SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934


                     (Amendment No.  2  )*


                      Uniphase Corporation
                        (Name of Issuer)




                 Common Stock $.001 Par Value
                  (Title of Class Securities)



                           909149106
                         (CUSIP Number)




     Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                                 (1)
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.        909149106


     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Investment Advisors, Inc.
            I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X


     3) SEC Use Only

     4) Citizenship or Place of Organization:

           Minnesota


     Number of shares          5) Sole Voting Power: 211,200
     Beneficially Owned
     by Each Reporting
     Person With:
                               6) Shared Voting Power:


                               7) Sole Dispositive Power:


                               8) Shared Dispositive Power:
                                         * 1,365,024

    9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                            1,365,024

     10)  Check Box if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9:

                           Approx.  4.0%

     12)  Type of Reporting Person (See Instructions):  IA


* Although Kopp Investment Advisors, Inc. exercises investment discretion as to these shares, it is not the record owner of them.
                               (2)
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

CUSIP No.      909149106

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            Kopp Holding Company
            I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

           Minnesota

     Number of shares    5) Sole Voting Power:
     Beneficially Owned
     by Each Reporting
     Person With:        6) Shared Voting Power:


                         7) Sole Dispositive Power:


                         8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                                1,365,024

     10)Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)

     11)Percent of Class Represented by Amount in Row 9:

                          Approx. 4.0%

     12)Type of Reporting Person (See Instructions): HC








                             (2a)

              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

CUSIP No.     909149106

     1) Names of Reporting Persons S.S. or I.R.S.
        Identification Nos. of Above Persons:

            LeRoy C. Kopp

     2) Check the appropriate box if a Member of a Group
        (See Instructions)
        (a)

        (b)  X

     3) SEC Use Only

     4) Citizenship or Place of Organization:

           United States


     Number of shares    5) Sole Voting Power: 121,000
     Beneficially Owned
     by Each Reporting
     Person With:          6) Shared Voting Power:


                         7) Sole Dispositive Power: 121,000


                         8) Shared Dispositive Power:


     9) Aggregate Amount Beneficially Owned by Each
        Reporting Person:
                                1,486,024

     10)Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)

     11)Percent of Class Represented by Amount in Row 9:

                         Approx. 4.3%

     12)  Type of Reporting Person (See Instructions): IN








                               (2b)

              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

Item 1(a).        Name of Issuer.

                      Uniphase Corporation


Item 1(b).        Address of Issuer's Principal Executive
                  Offices.
                                163 Baypointe Parkway
                                San Jose, CA 95134


Item 2(a).        Name of Person Filing.

          1. Kopp Investment Advisors, Inc.
          2. Kopp Holding Company
          3. LeRoy C. Kopp

         This Statement is filed by Kopp Investment Advisors, Inc., ("KIA") on behalf of all of the above persons pursuant to Rule 13d-1(f). Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them. KIA is an investment adviser registered under the Investment Advisers Act of 1940. It is wholly-owned by Kopp Holding Company, which is wholly-owned by Mr. Kopp.

Item 2(b),2(c),2(d), and 2(e). Address of Principal Business Office; Citizenship; Title of Class of Securities; CUSIP Number.

          All reporting persons may be contacted at 7701 France Avenue South, Suite 500, Edina, MN 55435. Kopp Investment Advisors, Inc. and Kopp Holding Company are Minnesota corporations. Mr. Kopp is a United States citizen. This report pertains to the Common Shares, $.001 par value, of Uniphase Corporation, CUSIP #909149106.

Item 3.        This statement is filed pursuant to Rule
               13d-1(b) or 13d-2(b). The persons filing include an investment adviser registered under Section 203 of the Investment Advisors
               Act of 1940 and a parent holding company in accordance with 13d-1(b)(ii)(G). The other reporting person is filing under SEC release number 34-39538 II.F.5.






                              (3)

Item 4.       Ownership as of 12/31/97:


             The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.



          The filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.



Item 5.           Ownership of Five Percent or Less of a
                  Class.
                         If this statement is being filed to
                         report the fact that as of this date
                         hereof the reporting person has ceased
                         to be the beneficial owner of more than
                         five percent of the class of securities, check the following [ X ].


Item 6.           Ownership of More than Five Percent on
                  Behalf of Another Person.

     Of the shares covered by this Statement,        are held in
a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.


Item 7.           Identification and Classification of the
                  Subsidiary which Acquired the Security
                  Being Reported on By the Parent Holding
                  Company.

                                 N/A


Item 8.           Identification and Classification of
                  Members of the Group.


                                 N/A

Item 9.           Notice of Dissolution of Group.

                                 N/A

                               (4)

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:         2/09/98


KOPP INVESTMENT ADVISORS, INC.


By:
   Donald B. Cornelius, Secretary/Treasurer
























                               (5)


                           AGREEMENT


     The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Kopp
Investment Advisors, Inc., a Minnesota corporation; Kopp Holding
Company, a Minnesota Corporation, of which Kopp Investment Advisors, Inc. is a wholly-owned subsidiary: LeRoy C. Kopp, who holds 100% of the outstanding capital stock of Kopp Holding Company.



Dated:          2/09/98




KOPP INVESTMENT ADVISORS, INC.


By:
           LeRoy C. Kopp


Title:     President





           LeRoy C. Kopp




KOPP HOLDING COMPANY

By:
     LeRoy C. Kopp, President















                              (6)